December 11, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

RE:         DG FastChannel, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-3

Filed November 23, 2009

File No. 333-162464

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 10, 2009

Current Report on Form 8-K

Filed August 6, 2009

File No. 000-27644

Ladies and Gentlemen:

On behalf of the Company, set forth below are the Company’s responses to the Staff’s comments contained in the Staff’s letter dated December 7, 2009.  In accordance with the Staff’s request, we have numbered the Company’s responses to correspond with the numbers assigned to the comments contained in the Staff’s letter.  Capitalized terms used herein without definition shall have the meanings ascribed to them in the Registration Statement, and page numbers referenced herein are keyed to the page of the applicable filing.

Registration Statement on Form S-3

1.              Please note that all comments relating to the annual report on Form 10-K for the fiscal year ended December 31, 2008 and the above-referenced current report on Form 8-K must be resolved before you request acceleration of the effective date of this registration statement.

We acknowledge your comment and will not request acceleration of the effective date of our registration statement until all comments are resolved.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 61

Grants of Plan-Based Awards, page 72

2.              We reviewed your response to comment 10 in our letter dated November 13, 2009 and reissue this comment.  Please disclose the annual performance-based cash bonus in your table under this heading or tell us why it is not appropriate to do so.

We do not believe disclosure of the annual cash bonus paid is appropriate in this table for the following reasons:

•                  The cash bonuses paid to our executive officers were not issued pursuant to an incentive plan,

•                  The cash bonuses are not performance-based; rather they are solely at the discretion of our Compensation Committee, and

•                  As disclosed in our Compensation Discussion and Analysis, the 2008 bonuses were paid in 2008, so there is no future bonus payout related to 2008.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 3 Acquisitions, page F-14

3.              We reviewed your response to comment 12 in our letter dated November 13, 2009.  It appears that the guidance in paragraph 19.m. of APB 18 (FASB ASC 323-10-35-33) applies to an investment in common stock of an investee that was previously accounted for on other than the equity method when the investment becomes qualified for use of the equity method by an increase in the level of ownership.  Please explain to us in more detail why you believe the referenced guidance is not applicable to your facts and circumstances.  In addition, tell us the effect on your financial statements for each year presented if you conclude the guidance in paragraph 19.m. of APB 18 (FASB ASC 323-10-35-33) should have been applied, and an analysis of materiality in accordance with SAB Topic 1: M.

Our initial investments in Point.360 and Enliven were less than 20% and at no time did we have significant influence over either entity to require equity method accounting.  We initially acquired a 15% interest in Point.360 in December 2006, and increased our interest to 16% during the first quarter of 2007.  We acquired a 13% interest in Enliven in May 2007 which was reduced to 11% later in 2007 when Enliven issued additional stock in an equity offering in which we did not participate.  After these purchases, we did not acquire additional shares until the respective purchase dates.  We did not exercise significant influence over either entity until the purchase date.  Upon acquisition, each entity became our wholly-owned subsidiary, and each entity’s results of operations were included in our consolidated statement of income beginning from the  date of acquisition.

We used as guidance KPMG’s Accounting for Business Combinations, second edition.  Example 4.26: Step Acquisition on page 95 provided an example transaction which included similar facts and circumstances.  Our purchase price for both Point.360 and Enliven considered our initial investments in the common stock of both entities at historical cost. We reversed the unrealized gain previously recorded in accumulated other comprehensive income and reduced our investments in both entities, effectively restoring the investments to their historical cost. Those amounts, plus the costs of acquiring the remaining common stock not previously owned was considered to be purchase price for each entity.

As requested, we have prepared the following materiality analysis to show the pro forma impact to our financial statements if paragraph 19.m. of APB 18 was applied:

	2006		2007		2008
Point.360, Inc.
Point.360 earnings before income taxes	$38,417	(A)	$1,210,000	(B)	N/A
DGFC’s percentage ownership	15%		16%		N/A

DGFC’s equity in earnings of Point.360	$5,763		$193,600		N/A

Enliven
Enliven loss before income taxes	N/A		$(13,472,000	)(C)	$(8,164,000	)(D)
Time period of ownership interest (in months)			8		9
DGFC’s percentage ownership interest	N/A		12	%(E)	11	%(F)

DGFC’s equity in earnings of Enliven	N/A		$(1,077,760)		$(898,040)

DGFC’s equity in earnings of Point.360 and Enliven	$5,763		$(884,160)		$(898,040)

DGFC income before income taxes from continuing operations	$2,757,000		$18,371,000		$24,651,000
DGFC total stockholders’ equity	141,886,000		192,129,000		269,518,000
DGFC total assets	172,997,000		252,495,000		473,800,000

DGFC’s equity in earnings of Point.360 and Enliven as a percentage of:
DGFC income before income taxes from continuing operations	0.2%		-4.8%		-3.6%
DGFC total stockholders’ equity	0.0%		-0.5%		-0.3%
DGFC total assets	0.0%		-0.4%		-0.2%

Additionally, we have considered the cumulative effect to our balance sheet, noting that as of December 31, 2008, goodwill would be reduced by $1,776,438 with a related increase to accumulated deficit, representing a 0.7% decreases to goodwill and a 1% increase to accumulated deficit.

Notes:

(A) - Based on Point.360 annual earnings before income taxes for the year of $922,000; assuming 1/24th of that amount, as the investment occurred in mid-December.

(B) - Based on pre-acquisition earnings before income taxes of Point.360.

(C) - Based on Enliven’s annual loss before income taxes per Enliven’s 2007 Form 10-K

(D) - Based on nine months ended of pre-acquisition loss before income taxes of Enliven.

(E) - Calculated based on DGFC’s number of shares owned of 10,750,000 divided by 88,197,880, Enliven’s weighted average shares outstanding for the time period May, 2007 through Dec. 2007.

(F) - Calculated based on DGFC’s number of shares owned of 10,750,000 divided by 99,077,000, Enliven’s weighted average shares outstanding for the time period Jan. 2008 through Sept. 2008.

The Company does not believe the application of paragraph 19.m. of APB 18 would have had a material impact on its financial statements, had such guidance been applied.

Form 8-K Filed August 6, 2009

4.              We reviewed your response to comment 22 in our letter dated November 13, 2009.  Since you use “Adjusted EBITDA” as a liquidity measure please provide a reconciliation of “Adjusted EBITDA” to net cash provided by operating activities and present the three major categories of the statement of cash flows together with the non-GAAP measure.  Also, since you believe “Adjusted EBITDA” is an important indicator of your ability to service long-term debt as it is a component of one of the covenants contained in your senior credit facility please (i) discuss the materiality of the debt agreement and the covenants, (ii) disclose the amount or limit of EBITDA required for compliance with the debt covenants and (iii) disclose the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity.  Refer to Item 10(e) of Regulation S-K and Questions 10 and 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

In the future, whenever non-GAAP measures are used, the Company will no longer make reference to “liquidity” when describing how the Company believes this Non-GAAP financial measure is used, and will provide additional disclosure substantially as follows:

In addition to providing financial measurements based on generally accepted accounting principles in the United States of America (GAAP), the Company has historically provided additional financial metrics that are not prepared in accordance with GAAP (non-GAAP). Legislative and regulatory changes discourage the use of and emphasis on non-GAAP financial metrics and require companies to explain why non-GAAP financial metrics are relevant to management and investors. We believe that the inclusion of these non-GAAP financial measures in this press release helps investors to gain a meaningful understanding of our past performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. Our management uses these non- GAAP measures, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. These measures are also used by management in its financial and operational decision-making. There are limitations associated with reliance on these non-GAAP financial metrics because they are specific to our operations and financial performance, which makes comparisons with other companies’ financial results more challenging. By providing both GAAP and non-GAAP financial measures, we believe that investors are able to compare our GAAP results to those of other companies while also gaining a better understanding of our operating performance as evaluated by management.

The Company defines “Adjusted EBITDA” as net income, before interest, taxes, depreciation and amortization of tangible and intangible assets, stock-based compensation expense, restructuring charges and benefits, certain unrealized gains and losses on investments, deferred tax expense which consists primarily of utilization of tax NOLs/credits, and release of the deferred tax asset valuation allowance. The Company considers Adjusted EBITDA to be an important indicator of the Company’s operational strength and performance of its business and a good measure of the Company’s historical operating trends.

Adjusted EBITDA eliminates items that are either not part of the Company’s core operations, such as investment gains and losses, and net interest income, or do not require a cash outlay, such as stock-based compensation. Adjusted EBITDA also excludes depreciation and amortization expense, which is based on the Company’s estimate of the useful life of tangible and intangible assets. These estimates could vary from actual performance of the asset, are based on historical costs, and may not be indicative of current or future capital expenditures.

The Company defines “Adjusted EBITDA margin” as the percentage Adjusted EBITDA bears to revenues. The Company considers Adjusted EBITDA margin to be an indicator of the Company’s operating trends and performance of its business in relation to its revenue growth.

The Company defines “normalized net income” as net income before amortization of intangible assets, stock-based compensation expense, restructuring charges and benefits, certain unrealized gains and losses on investments, deferred tax expense which consists primarily of utilization of tax NOLs/credits, and release of the deferred tax asset valuation allowance.

The Company considers normalized net income to be another important indicator of the overall performance of the Company because it eliminates the effects of events that are either not part of the Company’s core operations or are non-cash.

The Company defines “diluted shares used in normalized net income per share calculation” as diluted common shares used in the GAAP net income per share calculation, excluding the effect of stock-based compensation under the treasury stock method. The Company considers normalized net income per share to be another important indicator of overall performance of the Company because it eliminates the effects of events that are either not part of the Company’s core operations or are non-cash.

Adjusted EBITDA and normalized net income should be considered in addition to, not as a substitute for, the Company’s operating income and net income, as well as other measures of financial performance reported in accordance with GAAP.”

The above proposed disclosure has been revised from the disclosure provided in our earlier letter to you dated November 23, 2009 in response to your comment number 22 to remove the sentence: “Furthermore, management believes that Adjusted EBITDA is an important indicator of our ability to service our long-term debt, as it is a component of one of the covenants contained in our senior credit facility.” This is because, on careful reflection, management sees little risk in the Company being able to service its long-term debt now that our debt has been reduced to $108 million as of September 30, 2009 from $173 million as of December 31, 2008 in connection with our common stock offering in the second quarter of 2009, and the cash we have on hand as well as the Company’s ability to generate cash from operations.  We continue to view Adjusted EBITDA as an important metric for investors to compare our business strength as compared to our competitors, and as a good measure of our historical operating trends.  In addition, since this sentence will be removed, we believe additional disclosure regarding our debt facility and related debt covenants are not necessary, as we believe the existing disclosures in our annual and quarterly reports are adequate.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

Very truly yours,

/s/ David R. Earhart
David R. Earhart

cc:	Omar Choucair